Companhia Brasileira de Distribuição (CBD)

Sales Performance — February 2005

São Paulo, Brazil, March 15, 2005 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces today its sales performance for February 2005 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

Gross sales in February 2005 totalled R$ 1,223.4 million, and net sales reached R$ 1,018.0 million, a 5.8% and 8.5% growth, respectively, compared to the same period of the previous year.

Same store sales reached a 6.0% growth, in nominal terms, and a 1.3% decrease, in real terms, in relation to February of last year. The figures are results of an unfavorable calendar, impacted by the following:

i.	There were 29 days in February, 2004. This year, there were only 28 days in the month of February , consequently it was a Sunday shorter; and

ii.	The Carnival holidays, during the first week of February coincided with the product supplying week (which happens at the beginning of each month), therefore there was not any time left for another purchase motivating moment.

We estimate that the circumstances above mentioned impacted our monthly sales in 300 to 350 basis points.

Same store sales of non-food products presented a 14.7% growth, whilst food products sales presented a 3.5% increase.

On the other hand, Easter Sales will contribute to March’s sales performance and thus counterbalance the Company’s first quarter sales.

Obs.: Same store sales figures include only stores whose operating period is longer than 12 months.

IPCA – Consumer Price Index
FIPE-Alim - Food Inflation Rate measured by FIPE - Economic Research Foundation Institute

COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Investor Relations Manager

Phone: +55 (11) 3886 0421 Fax:+55 (11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br

Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are therefore subject to change.